PERTH ADVISORS LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2018

PERTH ADVISORS LLC
FINANCIAL STATEMENTS
DECEMBER 31, 2018

CONTENTS

UNITEDSTATES
SECURITIESANDEXCHANGECOMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-68423

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2018 (MM/DD/YY) AND ENDING December 31, 2018 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Perth Advisors LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

530 Seventh Avenue, Suite 804
(No. and Street)

New York (City) NY (State) 10018 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael Patrick Campbell (347) 855-3750
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Berkower LLC
(Name – *if individual, state last, first, middle name*)

517 Route 1, Suite 4103 (Address) Iselin (City) NJ (State) 08830 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Michael Patrick Campbell _____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Perth Advisors LLC _____, as of December, 31 _____, 20 18 ____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



DEBORAH PARMA
Notary Public – State of New York
NO. 01PA6351578
Qualified in Suffolk County
My Commission Expires Dec 5, 2020

_____ 2/14/19
Signature

CEO
Title

_____ 2/14/19
Notary Public

This report ** contains (check all applicable boxes):

- [✓] (a) Facing Page.
- [✓] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [✓] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

berkower
Certified Public Accountants & Advisors

517 Route One, Suite 4103
Iselin, NJ 08830
(732) 781-2712

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Sole Member of
Perth Advisors LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Perth Advisors LLC (the "Company") as of December 31, 2018 and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2018 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

We have served as the Company's auditor since 2015.

Berkower LLC

Berkower LLC

Iselin, New Jersey
February 28, 2019

Miami • Los Angeles • Cayman Islands

PERTH ADVISORS LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2018

ASSETS

Cash	$ 587,884
Advisory fees receivable	1,991,750
Other assets	52,562
TOTAL ASSETS	**$ 2,632,196**

LIABILITIES AND MEMBER'S EQUITY

Liabilities:

Pension payable	$ 1,230,313
Accrued expenses and other liabilities	26,976
TOTAL LIABILITIES	**1,257,289**
Member's equity:	1,374,907
TOTAL LIABILITIES AND MEMBER'S EQUITY	**$ 2,632,196**

The accompanying notes are an integral part of these financial statements.

NOTE 1.   ORGANIZATION AND NATURE OF BUSINESS

Perth Advisors LLC (the "Company"), was formed on September 16, 2009, in the State of Delaware. The Company, registered with the Securities and Exchange Commission (the "SEC") and became a broker-dealer on June 15, 2010 ("Inception"). The Company, a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"), acts as a broker dealer that provides advisory services relating to the private placement of capital. The Company is a wholly owned subsidiary of Perth Partners Holdings LLC organized in Delaware (the "Parent").

NOTE 2.   SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The books and records of the Company are kept on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America ("GAAP").

Advisory Fees Receivable

The Company carries its advisory fees receivable at billed amounts less an allowance for doubtful accounts. If necessary, on a periodic basis, the Company evaluates its advisory fees receivable and establishes an allowance for doubtful accounts, based on a history of past write-offs and collections and current credit conditions. No allowance for doubtful accounts was required at December 31, 2018.

The Company has negotiated with certain clients the payment of advisory fees over a period greater than one year. At December 31, 2018, included in advisory fees receivable is approximately $398,000, which is due over a period greater than one year

Use of Estimates

Financial statements prepared in accordance with GAAP require management to make estimates and assumptions that affect the amounts and disclosures reported in the financial statements and accompanying notes. Such estimates and assumptions could change in the future as more information becomes known, which could impact the amounts reported and disclosed herein.

NOTE 2.   SIGNIFICANT ACCOUNTING POLICIES (continued)

Income Taxes

The Company is a single member limited liability company, and treated as a disregarded entity for income tax reporting purposes. The Internal Revenue Code provides that any income or loss is passed through to the member for income tax purposes.

The Company complies with Financial Accounting Standards Board, Accounting Standards Codification 740, Income Taxes ("ASC 740"), which requires an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed for differences between the financial statement and tax basis of assets and liabilities that will result in taxable or deductible amounts in the future based on the enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce the deferred income tax assets to the amount expected to be realized.

ASC 740 provides guidance for how uncertain tax positions should be recognized, measured, presented and disclosed in the financial statements. ASC 740 also requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained by the applicable tax authority. Tax positions deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense in the current year.

The Company has a New York City unincorporated business deferred income tax benefit of approximately $4,000 at December 31, 2018 arising from temporary differences in cash versus accrual method of accounting.

The tax years that remain subject to examination by taxing authorities are 2018, 2017, 2016, and 2015.

Revenue Recognition

In May 2014, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") No. 2014-09, Revenue from Contracts with Customers (Topic 606) ("ASU 2014-09"), as subsequently amended that outlines a single comprehensive model for entities to use in

NOTE 2.   SIGNIFICANT ACCOUNTING POLICIES (continued)

accounting for revenue arising from contracts with customers and supersedes most recent current revenue recognition guidance, including industry-specific guidance. The core principle of the revenue model is that an entity recognizes revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods and services. The revenue recognition standard explains that to achieve the core principle of Topic 606, an organization should follow the five-step model, which is: 1.) identify the contract with the customer; 2.) identify performance obligations; 3.) determine the transaction price; 4.) allocate the transaction price to the performance obligation; and 5.) recognize revenue when (or as) the performance obligations are satisfied. The guidance also specifies the accounting for certain incremental costs of obtaining a contract, and costs to fulfill a contract with a customer. The Company has elected the modified method (i.e., cumulative method) which did not result in a cumulative-effect adjustment at the date of adoption.

Significant judgment

The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events.

The Company provides advisory services on mergers and acquisitions, capital raising and other strategic transactions and acts as a placement agent in connection with the private placement of securities to be issued to any person or entity ("Investors"). Revenue from contracts with customers includes fees from providing advisory services and placement fees.

Advisory fees

Advisory services provided by the Company include, but are not limited to: advice with respect to current market conditions and strategy with regards to positioning the client and the Investment Vehicles, assistance in preparing offering materials for the Investment Vehicles including presentation materials and due diligence materials, advice with regard to the structure of the Investment Vehicles, identify prospective investors, assist with the negotiations of final terms

NOTE 2.   SIGNIFICANT ACCOUNTING POLICIES (continued)

and review legal documentation, strategic planning sessions, and, supplement the client's marketing effort.

Revenue from advisory arrangements is recognized over time in which performance obligations are simultaneously provided by the Company and consumed by the customer.

Placement fees

The Company earns revenue by way of transaction placement fees that are recognized at the point in time that performance under the arrangement is completed. The Company has determined that this date is the appropriate point in time to recognize revenue for placement fees, as the performance obligation has been satisfied, there are no significant actions which the Company needs to take subsequent to this date and the customer obtains the control and benefit of the proceeds at that point.

Disaggregation of revenue for the year ended December 31, 2018 consists of the following:

Advisory fees	$ 220,475
Placement fees	1,649,300
Total Advisory services	$ 1,869,775

Statement of Cash Flows

For purposes of the Statement of Cash Flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than three months that are not held for sale in the ordinary course of business.

Comprehensive income (loss)

The Company's comprehensive income (loss) consists of recognition of the change in funded status of the Company's defined benefit pension plan, net of the related income tax effect.

Recent Pronouncements

In February 2016, the FASB issued ASU 2016-02 "Leases Topic 842" requiring recognition of a lease asset and lease liability by leases on the balance sheet for leases classified as operating leases (with the exception of leases with

NOTE 2.   SIGNIFICANT ACCOUNTING POLICIES (continued)

the duration of less than twelve months). The guidance is effective for annual reporting periods with fiscal years beginning after December 15, 2018. The Company does not expect this ASU to have a material impact on its financial statements.

NOTE 3.   FAIR VALUE MEASUREMENT

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal and the most advantageous market.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.

Level 2 inputs are inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.

Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about what market participants would use in pricing the asset or liability.

FASB ASC 820, *Fair Value Measurement* has no material effect on these financial statements.

NOTE 4.   NET CAPITAL REQUIREMENTS

The Company is subject to SEC Uniform Net Capital Rule (SEC Rule 15c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2018, the Company had net capital of $195,149, which was $168,967 in excess of its minimum required net capital of $26,182. The Company's aggregate indebtedness to net capital ratio was 2.01 to 1.

NOTE 5.   CONCENTRATIONS

The Company periodically maintains significant cash balances in a single major financial institution. Such cash balances are subject to credit risk to the extent those balances exceed applicable FDIC or SIPC limitations. Management does not anticipate any material losses as a result of this concentration.

For the year ended December 31, 2018, 100% of revenues earned were from one customer. Advisory fees receivable from this customer were approximately $1,990,000 at December 31, 2018.

NOTE 6.   PENSION PLAN

FASB ASC 715, Compensation and Retirement Benefits, requires entities to recognize a net liability or asset and an offsetting adjustment to accumulated other comprehensive income or loss, net of tax, to report the funded status of defined benefit pension and other postretirement benefit plans.

The Company maintains a qualified defined benefit plan (the "Plan") covering all employees. The benefits are based on years of service and the employee's compensation prior to retirement. The pension expense was calculated by the Company's actuary in accordance with their understanding of the ASC 715-20 accounting rules. The Company's funding policy is to contribute at least the minimum amount permitted under the Employee Retirement Income Security Act of 1974. The pension liability on behalf of the principal of the Company is payable solely at the discretion of the broker/dealer.

The following table sets forth the funded status of the Plan as of December 31, 2018.

The plan's funded status is as follows:

Change in projected benefit obligation:

Initial Projected benefit obligation	$ 1,062,671
Service cost	122,797
Interest cost	44,845
Amendments	-
Actuarial (gains) Loss	-
Benefits paid	-
Projected benefit obligation at December 31, 2018	$ 1,230,313

NOTE 6.   PENSION PLAN (continued)

Change in plan assets:

Fair value of plan assets at January 1, 2018	$	-
Actual return on plan assets		-
Employer contribution		-
Benefits paid		-
Fair value of plan assets on December 31, 2018	$	-

Net (liability)/funded status at end of year	$	(1,230,313)

Amounts recognized in the Statement of Financial Condition consist of:

Pension payable	$	1,230,313

Amounts recognized in accumulated other comprehensive loss consist of:

Initial net (obligation)	$	(1,062,671)
Amortization		115,535
Accumulated other comprehensive income (loss)	$	(947,136)

Accumulated benefit obligation at December 31, 2018	$	(1,230,313)

Information for plans with an accumulated benefit obligation in excess of plan assets:

Projected benefit obligation	$	1,230,313
Accumulated benefit obligation	$	1,230,313
Fair value of plan assets	$	-

The Plan was not funded as of December 31, 2018.

NOTE 6.   PENSION PLAN (continued)

Components of net periodic cost and other amounts recognized in salaries and related costs in the accompanying statement of operations:

Service cost	$	122,797
Interest cost		44,845
Expected return on plan assets		-
Amortization of unrecognized transition (asset/obligation)		-
Amortization of prior service cost		-
Amortization of net (gain)/loss		115,535
Recognized settlement (gain/loss)		-
Net periodic cost	$	283,177

Other changes in plan assets and benefit obligations recognized in other comprehensive income (loss):

Initial projected benefit obligation	$	(1,062,671)
Prior service cost (credit)		
Amortization of prior service cost		115,535
Total recognized in other comprehensive income (loss)	$	(947,136)

Estimated transition obligation, net loss and prior service cost for the defined benefit pension plan that will be amortized from other comprehensive income into net periodic benefit cost over the next fiscal year. $ 115,535

Weighted average assumptions used to determine benefit obligation at December 31, 2018.

Discount rate	4.22%
Rate of compensation increase	0.00%

Weighted average assumptions used to determine net periodic benefit cost for the year ended December 31, 2018:

NOTE 6. PENSION PLAN (continued)

Discount rate	4.22%
Expected long-term return on plan assets	N/A
Rate of compensation increase	0.00%

Perth Advisors, LLC established the Perth Advisors LLC Defined Benefit Plan effective January 1, 2018.

NOTE 7. COMMITMENTS AND CONTINGENT LIABILITIES

On August 16, 2018, the Company entered into a new office service agreement for office space and related office expenses. This agreement can be terminated by either party giving not less than six months' notice in writing to the other party. The monthly occupancy cost under this agreement is $3,400.

As of December 31, 2018, future minimum occupancy payments are payable as follows:
For the year ending
December 31:

2019 (six months)	$20,400

For the year ended December 31, 2018, the total occupancy costs amounted to $40,800, which is included on the statement of operations.

NOTE 8. SUBSEQUENT EVENTS

Subsequent events have been evaluated through the date these financial statements were issued and no events have been identified which require disclosure.